Exhibit 12(a)
General Electric Company
Computation of Ratio of Earnings to Fixed Charges

Six months
ended
June 30,
2009
(Dollars in millions)	(Unaudited)

General Electric Company and consolidated affiliates
Earnings(a)	$5,506
Plus:
Interest and other financial charges included in expense(b)	9,980
One-third of rental expense(c)	296
Adjusted “earnings”	$15,782

Fixed Charges:
Interest and other financial charges included in expense(b)	$9,980
Interest capitalized	23
One-third of rental expense(c)	296
Total fixed charges	$10,299

Ratio of earnings to fixed charges	1.53

(a)	Earnings before income taxes, noncontrolling interests, discontinued operations and undistributed earnings of equity investees.

(b)	Included interest on tax deficiencies.

(c)	Considered to be representative of interest factor in rental expense.